OMAR TAJYAR

September 02, 2008

Board of Directors
Harry's Trucking, Inc.
15981 Yarnell Street, #225
Sylmar, California 91342

Ladies and Gentlemen:

In accordance with the terms and provisions of the Share Exchange Agreement (the "Exchange Agreement") by and among Premier Power Renewable Energy, Inc. ("Premier Power"), the stockholders of Premier Power, Harry's Trucking, Inc. (the "Company"), and the majority stockholder of the Company, I hereby resign as a member of the Board of Directors and as Chief Operating Officer of the Company effective immediately upon the closing of the transactions contemplated by the Exchange Agreement.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company.

Sincerely yours,

Omar Tajyar

239111492v1NY

16:26 FAX 6613620701 BARRISTER-VALENCIA